
Mail Stop 4561

May 2, 2016

George Lai
Chief Financial Officer
The9 Limited
Building No. 3, 690 Bibo Road
Zhang Jiang Hi-Tech Park
Pudong New Area, Pudong
Shanghai 201203
People's Republic of China

      Re: The9 Limited
                Registration Statement on Form F-3
                Filed April 11, 2016
                File No. 333-210692

Dear Mr. Lai:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Given the nature of the offering, the size of the offering compared to the number of shares outstanding held by non-affiliates, and the length of time the selling shareholders have held shares, it appears that these securities might be offered by you or on your behalf. If this is the case, the offering is not eligible to be conducted on a continuous or delayed basis pursuant to Rule 415(a)(1)(i) of Regulation C. Additionally, because the offered securities are not qualified to be registered on Form F-3, you would not able to make an at the market offering pursuant to Rules 415(a)(1)(x) and 415(a)(4) of Regulation C.

George Lai
The9 Limited
May 2, 2016
Page 2

Please provide us with a detailed analysis of why this offering is not being conducted by you or on your behalf. Your analysis should address all of the factors set forth in Securities Act Rules Compliance and Disclosure Interpretation 612.09, which can be found on our website. Alternatively, please revise the registration statement to register on a form that you are eligible to use for a primary offering; to name the selling stockholders as underwriters; to disclose that the selling stockholders must resell their shares at a fixed price throughout the offering; and to make conforming changes to the prospectus, including the cover page and the summary of the offering and plan of distribution sections.

Selling Shareholder, page 9

2.   Please advise whether the selling stockholder is a broker-dealer or an affiliate of a broker-dealer. Be advised that a selling stockholder registered as a broker-dealer who did not receive their securities as compensation for investment banking or similar services should be identified as an underwriter. If the selling stockholder is an affiliate of a broker-dealer, disclose whether at the time of the purchase of the securities to be resold, the seller purchased in the ordinary course of business and had any agreements or understandings, directly or indirectly, with any person to distribute the securities. If you are not able to so represent, please identify the selling stockholder as an underwriter.

3.   We note that a number of entities appear to share voting and dispositive power over the shares held by Splendid Days Limited as the result of a voting agreement described in footnote 3. Please disclose the natural persons that have voting and dispositive power over these shares. For guidance, see Regulation S-K Compliance and Disclosure Interpretation 140.02, available on our website.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3483, with any questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor
Office of Information Technologies
and Services

cc: Haiping Li, Esq.
        Skadden, Arps, Slate, Meagher & Flom